EXHIBIT 3.2

Amendment to the Amended and Restated Bylaws of
Farmers Capital Bank Corporation

Section 3.2 of the Amended and Restated Bylaws of Farmers Capital Bank Corporation is deleted in its entirety and the following substituted therefore:

“3.2           NUMBER, TENURE AND QUALIFICATIONS.  The number of directors of the Corporation shall be twelve (12), who shall be divided into three (3) classes, and be elected and hold office as provided in Article VI of the Articles of Incorporation. Each director shall hold office for the term for which he or she is elected or until his or her successor shall have been elected and qualified, whichever period is longer. No person who has attained the age of 70 shall be eligible to be elected or appointed as a director of the Corporation; provided, however, there shall be no age limitation on the eligibility of Chief Executive Officer of the Corporation to be elected or appointed as a director of the Corporation. The foregoing shall not prevent any director elected or appointed to such position prior to attaining age 70 from serving the remainder of his or her then current term if he or she reaches the age of 70 during his or her term. The Board of Directors shall have authority to amend the By-Laws to prescribe other qualifications for directors.”